FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2006

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant’s Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on July 26, 2006, announcing the Company’s Second Quarter 2006 results.

FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces
Second Quarter 2006 Results

Lima, Peru, July 26, 2006 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, announced today its results for the second quarter of 2005. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) as of June 30, 2006. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.260 per US$1.00 for 2Q06 and S/.3.254 per US$1.00 for 2Q05.

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:  “We are pleased to report outstanding results for the second quarter.

This quarter, Buenaventura’s net income was US$138.1 million, or US$1.09 per ADS, which represents an increase of 79% when compared with 2Q05. Operating income was US$86.6 million, 212% higher than the figure recorded in 2Q05. Total EBITDA was US$260.1 million, which represented a 123% increase when compared to 2Q05. EBITDA from Buenaventura’s direct operations was US$84.9 million, 203% higher than in 2Q05.

These achievements were driven by important results from our direct operations as well as the increasing contribution from Cerro Verde and Yanacocha.”

Financial Highlights (in millions of US$, except EPS figures):

	2Q06	2Q05	Var%	6M06	6M05	Var%

Total Revenues	168.6	88.1	91%	304.6	171.3	78%
Operating Income	86.6	27.8	212%	144.0	54.3	165%
EBITDA (BVN Direct Operations)	84.9	28.0	203%	137.1	54.3	152%
EBITDA (including Yanacocha and Cerro Verde)	260.1	116.9	123%	452.6	241.8	87%
Net Income	138.1	77.2	79%	266.9	143.6	86%
EPS	1.09	0.61	79%	2.10	1.1	86%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Operating Revenue

In 2Q06, net sales were US$140.5 million, a 97% increase when compared to the US$71.3 million reported in 2Q05 mainly due to:

1.	An 120% increase in silver and a 40% increase in zinc sold from Colquijirca.
2.	A 27% increase in gold sold from 92,078 ounces in 2Q05 to 117,345 ounces in 2Q06.
3.	The High realized prices of silver (72%) and zinc (147%).

Royalty income during 2Q06 totaled US$15.0 million, a 58% increase when compared to the US$9.6 million reported in 2Q05. This was due to higher sales at Yanacocha.

Operating Highlights	2Q06	2Q05	Var %	6M06	6M05	Var %

Net Sales (in millions of US$)	140.5	71.3	97%	249.9	138.8	80%
Average Realized Price Gold (US$/oz) Direct Operations	381	362	5%	365	369	-1%
Average Realized Price Gold (US$/oz) inc. Yanacocha	561	413	36%	535	415	29%
Average Realized Price Silver (US$/oz)	12.14	7.05	72%	11.65	7.04	65%
Average Realized Price Lead (US$/TM)	1,113	993	12%	1,159	989	17%
Average Realized Price Zinc (US$/TM)	3,196	1,293	147%	2,730	1,264	116%

	Sales Content

	2Q06	2Q05	Var %	6M06	6M05	Var %

Gold (in oz) Direct Operations	117,345	92,078	27%	217,611	177,306	23%
Gold (in oz) including Yanacocha	460,095	407,351	13%	896,402	829,946	8%
Silver (in oz)	4,391,009	3,520,705	25%	8,446,007	6,770,734	25%
Lead (in MT)	7,277	6,933	5%	15,198	13,764	10%
Zinc (in MT)	14,409	11,266	28%	27,342	23,802	15%

Accumulated net sales for the first six-month period of 2006 was US$249.9 million, an 80% increase compared to the same period of 2005 (US$138.8 million). Accumulated Royalty income was US$28.5 million, a 45% increase when compared to US$19.6 million in 2005.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Production and Operating Costs

Buenaventura’s equity production1 during 2Q06 was 97,250 ounces of gold, 10% higher than the 88,399 ounces reported in 2Q05; and 3,847,249 ounces of silver, a 16% increase when compared to the 3,305,095 ounces reported in 2Q05.

Equity production1 for the accumulated six-month period was 190,394 ounces of gold and 7,162,469 ounces of silver. This represented an increase of 8% in gold production (176,766 ounces in 2005) and a 9% increase in silver production compared to 2005 (6,593,195 ounces).

	Equity Production[1]

	2Q06	2Q05	Var %	6M06	6M05	Var %

Gold (oz)	97,250	88,399	10%	190,394	176,766	8%
Gold inc. Yanacocha (oz)	327,630	309,559	6%	677,024	656,977	3%
Silver (oz)	3,847,249	3,305,095	16%	7,162,469	6,593,195	9%
Lead (MT)	5,133	3,718	38%	9,386	7,961	18%
Zinc (MT)	7,753	5,822	33%	14,346	11,825	21%

At Orcopampa (100%), total gold production in 2Q06 was 63,976 ounces, a 12% increase when compared to the 57,129 ounces reported in 2Q05 due to higher ore grade. Accumulated gold production was 125,728 ounces, a 10% increase when compared to 2005 (114,101 ounces).

Cash operating cost during 2Q06 was US$140/oz, in-line with the figure reported on 2Q05.

Total royalties paid to the government at Orcopampa in 2Q06 were US$0.48 million.

At Uchucchacua (100%), total silver production during 2Q06 was 2,432,464 ounces, a 4% decrease when compared to 2,534,704 ounces in 2Q05. This decrease was due to lower ore milled. Accumulated silver production was 4,605,230 ounces, a 9% decrease when compared to 2005 (5,071,465 ounces).

Cash operating cost in 2Q06 increased 75% from $2.47/oz in 2Q05 to US$4.31/oz. This was best explained by:

1.	An increase of US$0.17/oz in supplies, due to higher diesel prices, explosive consumption and support materials.
2.

An increase of US$0.64/oz in the contractor workforce used to prepare and develop the Huantajalla mining area, as well as higher development expenses in the Casualidad Alta area in preparation for the oxides exploitation.

3.

A net effect of US$0.65/oz explained by higher commercial treatment charge escalators, as well deductions and penalties due to the effect of higher zinc and silver prices, partially offset by higher zinc by-product credits.

4.	Higher royalties paid to the government due to higher prices.

Total royalties paid to the government at Uchucchacua in 2Q06 were US$0.61 million.

At Antapite (78.04%), total production in 2Q06 was 27,826 ounces of gold, an 8% increase when compared to the 25,772 ounces produced in 2Q05. Accumulated gold production was 52,784 ounces, a 1% increase when compared to 52,080 ounces in 2005.

[1]	Production includes 100% of operating units, 78.04% of Ishihuinca and Antapite, 34.29% of El Brocal, 100% of CEDIMIN.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Gold cash operating cost in 2Q06 was US$214/oz, a 2% increase when compared to US$210/oz in 2Q05. This slight increase was due to exploration and mine development costs.

Total royalties paid to the government at Antapite in 2Q06 were US$0.17 million.

At Colquijirca (34.29%), total zinc production was 16,158 MT in 2Q06, a 25% increase when compared to 12,929 MT in 2Q05 due to the higher volume of ore produced and a higher recovery rate. Total silver production during 2Q06 was 2,627,558 ounces, an 184% increase when compared to the 924,025 ounces in 2Q05 due to the higher volume of ore produced, mentioned above, as well as an increase in ore grade from 3.56 oz/ST in 2Q05 to 8.74 oz/ST in 2Q06.

For the six-month 2006 period, total zinc production was 31,666 MT, a 20% increase when compared to the same period of 2005 (26,464 MT). In the case of silver, total production increased 163%, from 1,755,752 ounces in 2005 to 4,625,466 ounces in 2006.

Zinc cash operating costs decreased 34% from US$928 per MT in 2Q05 to US$611 per MT in 2Q06. This was due to a significant silver and lead by-product credit contribution despite higher commercial treatment expenses as a result of higher prices.

Total royalties paid to the government at Colquijirca in 2Q06 were US$0.72 million.

Operating Expenses

General and administrative expenses for 2Q06 were US$8.9 million, a 62% increase compared to US$5.5 million in 2Q05. This increase was mainly due to a higher provision for statutory Board Compensation. Accumulated general and administrative expenses for the six-month period were US$17.2 million, a 41% increase when compared to the US$12.2 million reported in the same period of 2005.

Exploration Costs in non-operational mining sites

Exploration costs in non-operating areas during 2Q06 were US$7.3 million, a 12% increase compared to US$6.5 million during 2Q05. The main efforts were focused at the Marcapunta, La Zanja and Los Pircos projects. Accumulated exploration costs in non-operating areas during 2006 were US$15.9 million a 27% increase when compared with the 2005 figure (US$12.5 million).

Operating Income

Operating income in 2Q06 was US$86.6 million a 212% increase compared to US$27.8 million in 2Q05. This result was mainly due to the 92% increase in operating revenues, which largely offset the 31% increase in costs of operations.

For the six-month period 2006, operating income was US$144.0 million a 166% increase when compared to the US$54.3 million reported in the same period of 2005.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Share in Affiliate Companies

Buenaventura’s income from non-consolidated affiliates was US$112.7 million during 2Q06, an increase of 152% when compared to the US$44.9 million reported in 2Q05. This increase is explained by the higher contribution from Yanacocha (US$86.3 million) and Cerro Verde (US$25.7 million). For the six-month period of 2006, income from non-consolidated affiliates was US$207.8 million, an increase of 116% compared to the US$96.5 million reported in 2005.

At Yanacocha (43.65%), 2Q06 gold production was 750,585 ounces of gold, an increase of 6% when compared to 2Q05’s production (709,185 ounces). Gold production for the six-month period 2006 was 1,551,028 ounces, an increase of 3% when compared to 1,505,102 ounces in 2005. It is important to mention that the Company continues budgeting a full year production of 2.6 million ounces.

Gold cash cost at Yanacocha during 2Q06 was US$192/oz, which represented a 21% increase compared to a gold cash cost of US$159/oz in 2Q05. This is explained by:

1.	An increase in commercial royalties paid due to higher prices.
2.	Higher diesel prices.
3.	Higher worker’s participation.

Net income at Yanacocha during 2Q06, was US$197.4 million, an 111% increase when compared to 2Q05 figures (US$93.7 million). For the six-month period 2006, net income was US$370.5 million, an increase of 80% compared to the US$206.3 million reported in 2005.

In 2Q06, EBITDA was US$327.3 million, an increase of 79% compared to 2Q05 (US$183.2 million). This increase was due to the higher sales content and realized gold price increasing from US$428/oz in 2Q05 to US$623/oz in 2Q06. Accumulated EBITDA in 2006 was US$616.1 million, an increase of 58% when compared to the US$390.1 million reported in the same period of 2005.

CAPEX for 2Q06 was US$62.6 million, a 3% increase when compared to US$60.8 in 2Q05.

At Cerro Verde (18.50%), 2Q06 copper production was 23,598 MT a 6% increase when compared to 2Q05 (22,226 MT).  For the six-month period 2006 copper production totaled 46,339 MT.

Net sales at Cerro Verde increased 157% from US$80.0 million in 2Q05 to US$205.6 million in 2Q06. Accumulated net sales for 2006 were US$299.2 million, which represented an increase of 103% compared to 2Q05 (US$147.2 million).

In 2Q06, net income reached US$140.4 million, a 269% increase compared to 2Q05 (US$38.0 million). For the six-month period of 2006 net income was US$217.6 million, a 208% increase compared to 2005 (US$70.7 million).

CAPEX for 2Q06 totaled US$169.9 million, of which US$160.3 million was expended for the construction of the Primary Sulfide Project.

Net Income

This quarter, Buenaventura’s net income was US$138.1 million, representing US$1.09 per ADS, a 79% increase when compared to US$77.2 million (US$0.61 per ADS) in 2Q05. This was mainly due to the good result of our direct operations, as well as the contributions of Yanacocha and Cerro Verde.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Accumulated net income for 2006 was US$266.9 million (US$2.10 per ADS), an increase of 86% when compared to US$143.6 million (US$1.1 per ADS) in 2005.

Hedging Operations

The total hedge book mark-to-market value as of June 30, 2006 was a negative US$630.5 million. During 1Q06, the Company executed 150,000 ounces of silver in derivative instruments.

Project Development

UCHUCCHACUA

•

After completing the main sulfides cyanidation plant in April, the Company commenced pilot production to test the equipment achieving positive results. The second stage of this project, a complementary facility to treat oxide ore, is 75% complete. It is expected to be completed during 3Q06 with an estimated investment of US$3.6 million.

•	The deepening of the Carmen and Socorro mines and the construction of the Master Shaft from 4060m to 3900m is 21% complete. Expected total investment for this project is US$10.3 million.

ORCOPAMPA

•	The auxiliary shaft to improve ventilation and ore transport the Prometida area commenced during the second quarter. Expected total investment is US$3.7 million.
•	The expansion of the treatment plant to increase capacity from 1,200 MT to 1,800 MT commenced in May 2006 and will be completed by October 2006. The expected total investment is US$4.7 million.

MARCAPUNTA

•

In 2Q06, the main decline advanced 238m., to a present depth of 1,460.8 m. We expect an advance of an additional 270m in the main ramp during the next quarter. In addition, at Marcapunta North, a demonstration plant to treat 1000 MT/day is expected to begin full operations in 3Q06.

* * *

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates four mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru.  The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

**Tables to follow**

APPENDIX 1.

Equity Participation in Affiliates and Subsidiaries

	BVN Equity %	Operating Mines

Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	18.30	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

APPENDIX 2

	GOLD PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30

	Orcopampa			Antapite			Orcopampa			Antapite

	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%

Ore Milled DST	117,424	117,569	-0.1%	45,117	45,128	0.0%	232,180	227,623	2.0%	89,319	89,463	-0.2%
Ore Grade OZ/ST	0.57	0.51	12.0%	0.64	0.60	7.2%	0.57	0.53	7.7%	0.61	0.61	0.7%
Recovery Rate %	95.6%	95.6%	0.0%	96.4%	95.7%	0.7%	95.7%	95.5%	0.2%	96.4%	95.7%	0.8%
Ounces Produced	63,976	57,129	12.0%	27,826	25,772	8.0%	125,728	114,101	10.2%	52,784	52,080	1.4%

	SILVER PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30

	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca

	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%

Ore Milled DST	194,298	202,168	-3.9%	394,322	368,666	7.0%	385,147	405,018	-4.9%	760,706	734,523	3.6%
Ore Grade OZ/ST	17.03	16.92	0.6%	8.74	3.56	145.7%	16.37	16.90	-3.2%	7.95	3.34	138.0%
Recovery Rate %	73.5%	74.1%	-0.6%	76.2%	72.1%	4.1%	73.0%	74.1%	-1.1%	76.6%	72.4%	4.2%
Ounces Produced	2,432,464	2,534,704	-4.0%	2,627,558	924,025	184.4%	4,605,230	5,071,465	-9.2%	4,625,466	1,755,752	163.4%

	ZINC PRODUCTION

	Three Months Ended June 30						Six Months Ended June 30

	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca

	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%

Ore Milled DST	194,298	202,168	-3.9%	394,322	368,666	7.0%	385,147	405,018	-4.9%	760,706	734,523	3.6%
Ore Grade %	1.3%	1.3%	-0.2%	6.0%	5.8%	2.8%	1.2%	1.4%	-11.2%	6.1%	5.9%	4.4%
Recovery Rate %	58.9%	64.0%	-5.2%	75.4%	69.7%	5.7%	55.9%	60.8%	-4.9%	74.9%	71.4%	3.6%
ST Produced	1,552	1,745	-11.1%	17,811	14,252	25.0%	2,708	3,473	-22.0%	34,905	29,171	19.7%

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

APPENDIX 3

Total Gold Commitments
Physical Gold Delivery
As of April 1st 2006

		2006	2007	2008	2009	2010	2011	2012	Total

285	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	318.38	315.16	311.11	305.10	288.42	285.00	285.00	302.26
290	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	329.20	326.71	322.71	317.44	302.24	299.75	290.00	314.64
300	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	331.52	329.43	326.57	322.53	310.13	308.05	300.00	320.02
345	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	342.96	345.44	345.66	345.42	345.00	343.15
350	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	343.74	347.21	348.82	348.09	345.00	344.62
385	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	349.15	359.54	370.92	366.78	345.00	354.89
420	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	354.56	370.12	393.03	394.11	404.00	367.94
436	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	354.56	370.12	403.13	402.65	404.00	371.17
451	Oz	194,000	368,000	388,000	383,000	380,000	354,000	60,000	2,127,000
	$/oz	338.94	338.13	354.56	370.12	403.13	410.66	404.00	372.50

Silver Derivatives
As of 01/04/06

	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00

Year	Oz	$/oz	Oz	$/oz	Oz	$/oz	Oz	$/oz	Oz	$/oz	Oz	$/oz

2006	50,000	6.00	50,000	6.00	60,000	6.00	66,500	6.00	75,000	6.00	100,000	6.00
	50,000	6.00	50,000	6.00	60,000	6.00	66,500	6.00	75,000	6.00	100,000	6.00

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 (audited) and June 30, 2006 (unaudited)

	2005	2006	2006

	S/(000)	S/(000)	US$(000)
Current assets
Cash and cash equivalents	332,102	466,424	143,075
Investment funds	52,884	54,264	16,646
Exchange Traded Funds	—	199,549	61,211
Trade accounts receivable	93,354	134,806	41,352
Other accounts receivable, net	19,089	14,810	4,543
Accounts receivable from affiliates	66,038	62,093	19,047
Inventories, net	94,377	91,641	28,111
Current portion of prepaid tax and expenses	43,182	50,014	15,342

Total current assets	701,026	1,073,601	329,327
Long – term other accounts receivable	5,044	4,983	1,529
Prepaid tax and expenses	12,405	13,524	4,149
Investments in shares	2,502,267	2,814,236	863,263
Mining rights, property, plant and equipment, net	583,281	586,331	179,856
Development costs, net	163,924	169,460	51,982
Other assets	5,303	4,855	1,488
Deferred income tax and workers’ profit sharing asset, net	308,091	372,871	114,378

Total assets	4,281,341	5,039,861	1,545,972

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

	2005	2006	2006

	S/(000)	S/(000)	US$(000)
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	26,229	60,310	18,500
Trade accounts payable	53,089	68,746	21,088
Other current liabilities	204,596	229,517	70,404
Derivative instruments	59,138	1,452	445
Current portion of long-term debt	1,631	2,112	648
Deferred income from sale of future production	107,079	158,409	48,592

Total current liabilities	451,762	520,546	159,677
Long-term other liabilities	96,852	85,224	26,144
Derivative instruments	168,017	—	—
Long-term debt	1,367	930	285
Deferred income from sale of future production	613,791	735,930	225,745

Total liabilities	1,331,789	1,342,630	411,851

Shareholders’ equity, net
Capital stock, net of treasury shares by S/49,659,000	596,755	596,755	183,054
Investment shares, net of treasury shares by S/127,000	1,622	1,622	498
Additional paid-in capital	609,734	609,734	187,035
Legal reserve	129,276	129,276	39,655
Others reserves	923	923	283
Retained earnings	1,598,717	2,376,989	729,138
Cumulative translation loss	(67,962)	(183,282)	(56,221)
Cumulative unrealized gain on investments in shares carried at fair value	240	262	80

	2,869,305	3,532,279	1,083,522

Minority interest	80,247	164,952	50,599

Total shareholders’ equity, net	2,949,552	3,697,231	1,134,121

Total liabilities and shareholders’ equity, net	4,281,341	5,039,861	1,545,972

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Consolidated Statements of Income (not audited)
For the three-month and six-month periods ended June 30, 2005 and 2006

	For the three-month periods ended june 30			For the six-month periods ended june 30

	2005	2006	2006	2005	2006	2006

	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	232,031	457,875	140,452	451,657	814,679	249,902
Realized income from sale of future production	23,603	42,721	13,105	41,681	85,442	26,209
Royalties income	31,053	49,011	15,034	63,924	92,809	28,469

Total revenues	286,687	549,607	168,591	557,262	992,930	304,580

Costs of operation
Operating costs	89,749	121,190	37,174	174,754	248,826	76,327
Exploration and development costs in operational mining sites	33,721	43,484	13,339	62,389	80,384	24,658
Depreciation and amortization	20,517	23,735	7,281	38,477	43,998	13,496

Total costs of operation	143,987	188,409	57,794	275,620	373,208	114,481

Gross margin	142,700	361,198	110,797	281,642	619,722	190,099

Operating expenses
General and administrative	17,937	28,988	8,892	39,757	56,158	17,226
Exploration costs in non-operational mining sites	21,332	23,787	7,297	40,791	51,771	15,881
Royalties to third parties	7,114	13,214	4,053	13,159	21,883	6,713
Royalties to Peruvian Government	2,138	7,299	2,239	3,692	10,581	3,246
Selling	3,558	5,341	1,639	7,174	9,400	2,883
Amortization of other assets	248	223	68	496	448	137

Total operating expenses	52,327	78,852	24,188	105,069	150,241	46,086

Operating income	90,373	282,346	86,609	176,573	469,481	144,013

Other income (expenses), net
Share in affiliated companies, net	146,106	367,471	112,721	314,034	677,397	207,790
Gain (loss) from change in the fair value of derivative instruments	(4,380)	(210)	(64)	11,441	(44,086)	(13,523)
Interest income	4,802	1,567	481	8,736	4,795	1,471
Exchange difference gain (loss)	578	(15,897)	(4,876)	(2,079)	(22,223)	(6,817)
Interest expenses	(1,807)	(1,052)	(323)	(2,941)	(3,078)	(944)
Gain (loss) from change in the fair value of exchange traded funds	—	(22,427)	(6,879)	—	(22,427)	(6,879)
Other, net	(3,325)	5,124	1,571	(8,816)	4,773	1,463

Total other income, net	141,974	334,576	102,631	320,375	595,151	182,561

Income before workers’ profit sharing, income tax and minority interest	232,347	616,922	189,240	496,948	1,064,632	326,574
Workers’ profit sharing	8,094	(19,680)	(6,037)	1,762	(11,787)	(3,616)
Income tax	19,225	(82,689)	(25,365)	(11,502)	(68,709)	(21,076)

Net income before minority interest	259,666	514,553	157,838	487,208	984,136	301,882
Minority interest	(8,546)	(64,455)	(19,771)	(19,838)	(114,111)	(35,003)

Net income	251,120	450,098	138,067	467,370	870,025	266,879

Basic and diluted earnings per share	1.97	3.54	1.09	3.67	6.84	2.10

Weighted average number of shares outstanding	127,236,219	127,221,164	127,221,164	127,236,219	127,221,164	127,221,164

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Consolidated Statements of Cash Flows (unaudited)
For the three-month and six-month periods ended June 30, 2005 and 2006

	For the three-month periods ended june 30			For the six-month periods ended june 30

	2005	2006	2006	2005	2006	2006

	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating activities
Collection from customers	191,905	431,152	132,255	437,709	773,227	237,186
Collection of dividends	86,503	128,226	39,333	129,180	259,870	79,715
Collection of royalties	34,255	42,992	13,188	70,505	98,630	30,255
Recoveration of value added tax receivable	6,277	7,650	2,347	12,929	31,460	9,650
Collection of interest	4,222	1,462	448	7,883	4,214	1,293
Payments to suppliers and third parties	(100,669)	(148,888)	(45,671)	(215,345)	(293,749)	(90,108)
Purchase of Exchange Traded Funds (ETF)	—	(222,841)	(68,356)	—	(222,841)	(68,356)
Payments to employees	(42,725)	(43,476)	(13,336)	(84,702)	(108,731)	(33,352)
Payments of exploration expenditures	(45,478)	(50,761)	(15,571)	(87,296)	(103,594)	(31,778)
Payments of income tax	(32,237)	(51,430)	(15,776)	(45,844)	(79,224)	(24,302)
Payments of royalties	(15,782)	(17,353)	(5,323)	(22,021)	(31,509)	(9,665)
Payments of interest	(1,807)	(1,052)	(323)	(2,941)	(3,078)	(944)

Net cash provided by operating activities	84,464	75,681	23,215	200,057	324,675	99,594

Investing activities
Purchase of plant and equipment	(13,519)	(30,255)	(9,281)	(21,574)	(52,651)	(16,151)
Decrease (increase) on time deposits	6,930	(32,590)	(9,997)	13,860	(32,590)	(9,997)
Development cost expenditures	(14,992)	(15,558)	(4,772)	(25,090)	(28,233)	(8,660)
Payments from derivative instruments settled, net	(5,907)	(3,694)	(1,133)	(13,207)	(12,821)	(3,933)
Payments by purchase of investments in shares	(504,040)	(798)	(245)	(504,040)	(10,002)	(3,068)
Decrease (increase) of investment fund	4,053	—	—	38,869	(3,290)	(1,009)
Proceeds from sale of plant and equipment	1,372	121	37	1,372	378	116

Net cash used in investing activities	(526,103)	(82,774)	(25,391)	(509,810)	(139,209)	(42,702)

Financing activities
Increase of bank loans, net	53,747	42,902	13,160	52,114	34,081	10,454
Increase (decrease) of long-term debt	(10,363)	(645)	(198)	(22,702)	44	13
Payments of dividends for minority interest shareholders	(18,250)	(11,919)	(3,656)	(18,250)	(26,106)	(8,008)
Payments of dividends	(74,388)	(91,753)	(28,145)	(74,388)	(91,753)	(28,145)

Net cash used in financing activities	(49,254)	(61,415)	(18,839)	(63,226)	(83,734)	(25,686)

Net increase (decrease) in cash during the period	(490,893)	(68,508)	(21,015)	(372,979)	101,732	31,206
Cash at beginning of period	708,521	502,342	154,093	590,607	332,102	101,872

Cash at period-end	217,628	433,834	133,078	217,628	433,834	133,078

Compañia de Minas Buenaventura S.A.A.
Second Quarter and Six-Month 2006 Results

Consolidated Statements of Cash Flows (unaudited)

	For the three-month periods ended june 30			For the six-month periods ended june 30

	2005	2006	2006	2005	2006	2006

	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Reconciliation of net income to net cash provided by Operating activities
Net income	251,120	450,098	138,067	467,370	870,025	266,879
Add (deduct)
Minority interest	8,546	64,455	19,771	19,838	114,111	35,003
Depreciation and amortization	20,502	24,635	7,557	39,008	45,632	13,998
Loss (gain) from change in the fair value of derivative instruments	4,380	210	64	(11,441)	44,086	13,523
Amortization of development costs	9,590	13,544	4,155	15,586	23,136	7,097
Exchange difference loss (gain),net	(578)	15,897	4,876	2,079	22,223	6,817
Loss from change in the fair value of Exchange
Traded Funds (ETF)	—	22,427	6,879	—	22,427	6,879
Long-term officers’ compensation, net *	—	2,570	788	—	6,341	1,945
Net cost of retired plant and equipment	209	145	44	641	588	180
Amortization of other assets	248	223	68	496	448	137
Accretion Expenses	974	(4,155)	(1,274)	1,948	160	49
Share in affiliated companies, net of dividends	(59,603)	(239,245)	(73,388)	(184,854)	(417,527)	(128,076)
Realized income from sale of future production	(23,603)	(42,721)	(13,105)	(41,681)	(85,442)	(26,209)
Loss (gain) for deferred income tax and workers’ profit sharing expenses	(52,183)	12,569	3,856	(45,443)	(64,780)	(19,871)
Loss (gain) from change in the fair value of investment funds	(1,469)	(197)	(60)	(1,578)	(744)	(228)
Other	(3,904)	—	—	2,382	—	—
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Exchange Traded Funds	—	(222,841)	(68,356)	—	(222,841)	(68,356)
Trade accounts receivable	(40,126)	(26,723)	(8,197)	(13,948)	(41,452)	(12,715)
Other accounts receivable	(4,021)	1,943	596	(707)	4,340	1,331
Accounts receivable from affiliates	1,886	(5,863)	(1,798)	6,960	3,945	1,210
Inventories	(5,507)	(1,091)	(334)	(8,514)	2,375	729
Prepaid tax and expenses	(13,730)	(4,205)	(1,290)	(11,786)	(7,951)	(2,439)
Increase (decrease) of operating liabilities -
Trade accounts payable	(10,416)	20,883	6,406	(13,812)	15,657	4,804
Other liabilities	2,149	(6,877)	(2,110)	(22,487)	(10,082)	(3,093)

Net cash provided by operating activities	84,464	75,681	23,215	200,057	324,675	99,594

Transaction that did not affect cash flows:
Transfer from derivative instruments to deferred income from sale of future production	172,540	—	—	172,540	258,911	79,421

(*) This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: July 26, 2006